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                                    FORM 6-K/#2
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of October, 2006

                         Commission File Number 0-14009

                      CONSOLIDATED MERCANTILE INCORPORATED
                (Translation of registrant's name into English)

                   106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-k:

PRESS RELEASE - OCTOBER 19, 2006

                      CONSOLIDATED MERCANTILE INCORPORATED

                                  PRESS RELEASE


     Polyair Inter Pack Inc. announces financing for its packaging business. Canadian pool subsidiary obtains CCAA protection.

TORONTO, October 19, 2006 - Consolidated Mercantile Incorporated ("CMI" or the "Company") (TSX: "CMC"; NASDAQ: "CSLMF") announced today that its 23% investee company Polyair Inter Pack Inc. ("PPK") (TSX/AMEX: "PPK") has completed two significant developments towards meeting its previously announced objective to focus on its core packaging business.

Certain packaging subsidiaries of PPK have entered into an agreement to secure sub-debt financing of US$5,000,000. The debentures will be secured by the assets of the borrowers ranking junior only to PPK's existing working capital facility and term debt. The agreement requires completion of the transaction by November 15, 2006 and is subject to the execution of definitive documentation and other customary conditions.

In addition, in connection with an Order under the Companies' Creditors Arrangement Act ("CCAA") from the Ontario Superior Court of Justice, PPK's wholly owned Canadian subsidiary, Cantar Pool Products Limited ("Cantar"), has obtained a stay of proceedings to allow it to complete the previously announced sale of its pool equipment business, the sale of its remaining equipment associated with the above-ground pools business and to provide it with an opportunity to propose a Plan of Arrangement to its creditors. The Order does not affect PPK's packaging business which operates as a stand-alone business through separate subsidiaries and it will continue to operate in the normal course.

Certain information included in this release contains statements that are forward looking. Such forward-looking information involves risks and uncertainties that could significantly affect anticipated results in the future. We caution that forward-looking statements should not be regarded as a representation by the company that the future plans, estimates, or expectations contemplated by us will in fact be achieved. Please refer to the company's reports filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) for a description of the business environment in which it operates and important factors that may materially affect its results. CMI is not under any obligation, and expressly disclaims any such obligation, to update or alter its forward-looking statements.

For more information contact:
Stan Abramowitz
Consolidated Mercantile Incorporated
Phone: (416) 920-0500(416) 920-0500

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        CONSOLIDATED MERCANTILE INCORPORATED

Date: October 19, 2006                 By:/s/STAN ABRAMOWITZ
                                       Stan Abramowitz, Chief Financial Officer